EXHIBIT 12.2
First BanCorp
Computation of Ratio of Earnings to Fixed Charges and Preference Dividends

Quarter Ended
March 31, 2011
Including Interest on Deposits

Earnings:
Pre-tax loss from continuing operations	$(24,834)
Plus:
Fixed Charges (excluding capitalized interest)	74,857

Total Earnings	$50,023

Fixed Charges:
Interest expensed and capitalized	$74,015
Amortized premiums, discounts, and capitalized expenses related to indebtedness	11
An estimate of the interest component within rental expense	831

Total Fixed Charges before preferred dividends	74,857

Preferred dividends	7,018
Ratio of pre tax income to net income	1.000

Preferred dividend factor	7,018

Total fixed charges and preferred stock dividends	$81,875

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	(A)

Excluding Interest on Deposits

Earnings:
Pre-tax loss from continuing operations	$(24,834)
Plus:
Fixed Charges (excluding capitalized interest)	20,799

Total Losses	$(4,035)

Fixed Charges:
Interest expensed and capitalized	$19,956
Amortized premiums, discounts, and capitalized expenses related to indebtedness	11
An estimate of the interest component within rental expense	832

Total Fixed Charges before preferred dividends	20,799

Preferred dividends	7,018
Ratio of pre tax income to net income	1.000

Preferred dividend factor	7,018

Total fixed charges and preferred stock dividends	$27,817

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	(A)

(A)	For March 31, 2011, the ratio coverage was less than 1:1. The Corporation would have to generate additional earnings of $31.9 million to achieve a ratio of 1:1 for the quarter ended March 31, 2011.